EXHIBIT 99.1

Brookfield Infrastructure Renews Its Normal Course Issuer Bids

BROOKFIELD, NEWS, Nov. 25, 2021 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (“BIP”) (NYSE: BIP; TSX: BIP.UN) today announced that the Toronto Stock Exchange (the “TSX”) accepted a notice filed by BIP of its intention to renew its normal course issuer bid for its outstanding limited partnership units (“LP Units”) and its class A preferred limited partnership units (“Preferred Units”, and together with LP Units, “Units”). Brookfield Infrastructure Corporation (“BIPC”) (NYSE, TSX: BIPC) also today announced that the TSX accepted a notice filed by BIPC of its intention to renew its normal course issuer bid for its outstanding class A exchangeable subordinate voting shares (“Exchangeable Shares”).

BIP and BIPC believe that if the trading price of Units or Exchangeable Shares, respectively, does not fully reflect their value, the acquisition of Units or Exchangeable Shares, as applicable, may represent an attractive use of available funds.

Under BIP’s normal course issuer bid, the Board of Directors of the general partner of BIP authorized BIP to repurchase up to 5% of the issued and outstanding LP Units, or up to 15,259,720 LP Units. At the close of business on November 19, 2021, there were 305,194,414 LP Units issued and outstanding. Under BIP’s normal course issuer bid, it may repurchase up to 55,768 LP Units on the TSX during any trading day, which represents 25% of the average daily trading volume of 223,074 LP Units on the TSX for the six months ended October 31, 2021, calculated in accordance with the rules of the TSX.

BIP currently has five series of Preferred Units outstanding and that trade on the TSX. Under BIP’s normal course issuer bid, BIP is authorized to repurchase up to 10% of the total public float of each series of Preferred Units as follows:

Series	Ticker	Issued and outstanding units[1]	Public float[1]	Average daily trading volume[2]	Maximum number of units subject to repurchase[3]
					Total	Daily
Series 1	BIP.PR.A	4,989,265	4,989,265	3,026	498,926	1,000
Series 3	BIP.PR.B	4,989,262	4,989,262	4,719	498,926	1,179
Series 7	BIP.PR.D	11,979,750	11,903,650	7,671	1,190,365	1,917
Series 9	BIP.PR.E	7,986,595	7,986,595	5,279	798,659	1,319
Series 11	BIP.PR.F	9,936,190	9,936,190	5,934	993,619	1,483
  Calculated as at November 19, 2021.
  For the 6 months ended October 31, 2021.
  In accordance with TSX rules, any daily repurchases with respect to each of the Series 3, Series 7, Series 9 and Series 11 Preferred Units will be limited to 25% of the average daily trading volume on the TSX of the respective series and any daily repurchases with respect to the Series 1 Preferred Units will be limited to 1,000 Preferred Units.

Under BIPC’s normal course issuer bid, the Board of Directors of BIPC authorized BIPC to repurchase up to 10% of the total public float of Exchangeable Shares, or up to 6,458,157 Exchangeable Shares. At the close of business on November 19, 2021, there were 73,361,508 Exchangeable Shares issued and outstanding and 64,581,577 Exchangeable Shares in the public float. Under BIPC’s normal course issuer bid, it may repurchase up to 37,781 Exchangeable Shares on the TSX during any trading day, which represents 25% of the average daily trading volume of 151,124 Exchangeable Shares on the TSX for the six months ended October 31, 2021, calculated in accordance with the rules of the TSX.

Repurchases under each normal course issuer bid are authorized to commence on November 29, 2021 and each normal course issuer bid will terminate on November 28, 2022, or earlier should BIP or BIPC, as applicable, complete its repurchases under its respective normal course issuer bid prior to such date.

Under BIP’s normal course issuer bid that commenced on November 12, 2020 and expired on November 11, 2021, BIP previously sought and received approval from the TSX to repurchase up to 14,767,968 LP Units, 498,926 Series 1 Preferred Units, 498,926 Series 3 Preferred Units, 998,073 Series 5 Preferred Units, 1,190,365 Series 7 Preferred Units, 798,659 Series 9 Preferred Units and 993,619 Series 11 Preferred Units. BIP did not repurchase any LP Units or Preferred Units under its previous normal course issuer bid in the past twelve months.

Under BIPC’s normal course issuer bid that commenced on November 12, 2020 and expired on November 11, 2021, BIPC previously sought and received approval from the TSX to repurchase up to 3,618,425 Exchangeable Shares. BIPC did not repurchase any Exchangeable Shares under its previous normal course issuer bid in the past twelve months.

Repurchases of Series 1, Series 3, Series 7, Series 9 and Series 11 Preferred Units will be effected through the facilities of the TSX and/or alternative trading systems. Repurchases of LP Units and Exchangeable Shares will be effected through the facilities of the TSX, the New York Stock Exchange and/or alternative trading systems. All Units and Exchangeable Shares acquired by BIP and BIPC, respectively, under the applicable normal course issuer bid will be cancelled. Repurchases will be subject to compliance with applicable United States federal securities laws, including Rule 10b-18 under the United States Securities Exchange Act of 1934, as amended, as well as applicable Canadian securities laws.

From time to time, when BIP or BIPC does not possess material non-public information about itself or its securities, it may enter into automatic repurchase plans with its broker to allow for the repurchase of Units or Exchangeable Shares, as applicable, subject to certain trading parameters, at times when it ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the broker of BIP or BIPC will be adopted in accordance with applicable Canadian and U.S. securities laws including the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. Units subject to an automatic repurchase plan may vary. Outside these periods, Units and Exchangeable Shares will be repurchased in accordance with management’s discretion, subject to applicable law.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure Partners is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with US$650 billion of assets under management. For more information, go to www.brookfield.com.

Contact information:

Media:	Investors:
Sebastien Bouchard Vice President, Communications Tel: (416) 943-7937 Email: sebastien.bouchard@brookfield.com	Kate White Manager, Investor Relations Tel: (416) 956-5183 Email: kate.white@brookfield.com

Note: This news release contains forward-looking statements and information within the meaning of applicable securities laws. The words “believes,” “may” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements in this news release include statements regarding potential future repurchases by BIP of its Units and by BIPC of its Exchangeable Shares pursuant to their respective normal course issuer bids and, as applicable, automatic repurchase plans. Although BIP and BIPC believe that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of BIP and BIPC are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of BIP and BIPC to differ materially from those contemplated or implied by the statements in this news release include: general economic conditions; interest rate changes; availability of equity and debt financing; the performance of Units and Exchangeable Shares or the stock exchanges generally; and other risks and factors described in the documents filed by BIP and BIPC with securities regulators in Canada and the United States including under “Risk Factors” in BIP’s and BIPC’s most recent Annual Reports on Form 20-F and other risks and factors that are described therein. Except as required by law, BIP and BIPC undertake no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.